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                                                                EXHIBIT 99(a)(8)

                                STATE OF MICHIGAN

                            IN AND FOR OAKLAND COUNTY

                                       x
Judith B. Shiffman Revocable Living    :
Trust,                                 :
                                       :   Case No. 02-                      -CB
            Plaintiff,                 :   Hon.
                                       :
      v.                               :   There is another pending case arising
                                       :   out the transaction alleged herein
Taubman Centers, Inc., Robert S.       :   against these Defendants, entitled
Taubman, Lisa A. Payne, Graham T.      :   Glancy v. Robert S. Taubman, et al,
Allison, Peter Karmanos, Jr., William  :   Case No. 02-045409-CK assigned to the
S. Taubman, Allan J. Bloostein,        :   Hon. Deborah G. Tyner.
Jerome A. Chazen, and S. Parker        :
Gilbert,                               :
                                       :
            Defendants.                :
                                       x

               PLAINTIFF'S CLASS ACTION COMPLAINT AND JURY DEMAND

      Plaintiff, by its attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:

                                   THE PARTIES

      1. Plaintiff Judith B. Shiffman Revocable Living Trust ("plaintiff") is the owner of common stock of Taubman Centers, Inc. ("Taubman" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      2. Defendant Taubman is a real estate investment trust ("REIT") duly existing and organized under the laws of the State of Michigan, with its principal offices located at 200 East Long Lake Road, Bloomfield Hills, Michigan. The Company is engaged in the ownership, management, leasing, acquisition, development and expansion of regional shopping centers through its subsidiary, The Taubman Realty Group Limited Partnership (the "Partnership").
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      3. Defendant Robert S. Taubman ("Robert Taubman") is and at all times relevant hereto has been Chief Executive officer, President and Chairman of the Board of Directors of Taubman. Robert Taubman is the son of the Company's founder, Albert Taubman, and the brother of defendant William S. Taubman. Although Robert Taubman and other members of his family and their affiliates (the "Taubman Family") own less than 1% of the Company, they have over 30% of the voting control of the Company through their ownership of Series B preferred shares. Effectively the controlling shareholders of Taubman, the Taubman Family owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

      4. Defendant Lisa A. Payne ("Payne") is and at all times relevant hereto has been Executive Vice President, Chief Financial and Administrative Officer and a director of Taubman. K. Corson is the brother of defendant Thomas H. Corson and the uncle of defendant Skinner.

      5. Defendant William S. Taubman ("William Taubman") is and at all times relevant hereto has been a Executive Vice President and a director of Taubman. He is the son of Albert Taubman and the brother of defendant Robert Taubman.

      6. Defendants Graham T. Allison, Peter Karmanos, Jr., Allan Bloostein, Jerome A. Chazen and S. Parker Gilbert are and at all times relevant hereto have been directors of Taubman.

      7. The defendants referred to in paragraphs 3 through 6 are collectively referred to herein as the "Individual Defendants."

      8. By reason of the Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public


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stockholders of Taubman, and owe plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure,

                            CLASS ACTION ALLEGATIONS

      9. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Michigan Rules of Civil Procedure, on behalf of itself and holders of Taubman common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

      10. This action is properly maintainable as a class action.

      11. The Class is so numerous that joinder of all members is impracticable. As of November 2002, there were approximately 51.4 million shares of Taubman common stock outstanding.

      12. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class members, including the following

            a. whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class;

            b. whether defendants are unlawfully entrenching themselves in office and preventing the Company's shareholders from maximizing the value of their holdings; and

            c. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

      13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.


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      14. Plaintiff anticipates that there will be no difficulty in the management of this litigation.

      15. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

      16. In August 1998, the Taubman Family increased its stake in the Company to 36% from 7% by exchanging $38,400 for special Series B partnership shares that are convertible into a 36% ownership stake in the Company. The Taubman board effectuated this restructuring without putting it to a shareholders vote, describing it in a press release as a simplification of its governance structure. This "simplification" provided the Taubman Family with an extraordinary veto power to block any sale or merger transaction.

      17. In a further attempt to entrench itself, the Taubman Family recently added to its blocking power. Defendants Robert and William Taubman recently exercised a total of 300,000 options. A former officer and director of the Company, who is also a close friend of Alfred Taubman, recently bought a total of 416,366 shares and gave voting power over these shares to Robert Taubman.

      18. On or about November 13, 2002, the Company confirmed that it had received an unsolicited proposal from Simon Property Group, Inc. ("Simon") seeking to acquire Taubman for $17.50 per share in cash plus assumed debt. The proposal represents a total value of $920 million. In addition, Simon will acquire the operating partnership units for about $555 million and assume the Company's debt, estimated at about $2.5 billion, bringing the total price tag close to $4 billion. The $17.50 proposal represents an 18% premium to the shares, closing price on


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November 12, 2002 and a 30% premium to when Simon on October 16 first asked to present the offer to Taubman's board.

      19. Not more than a couple of hours after the announcement, the Company issued a press release indicating that their Board "unanimously concluded that Taubman Centers has no interest in pursuing a sale transaction" and that the Taubman Family was "categorically opposed to the sale of the Company."

      20. Simon officials have attempted to engage Taubman in merger discussions for some time. Taubman has completely refused to consider discussions regarding combining the two companies. Following receipt of the October 16 letter from Simon, Robert Taubman declined an invitation to meet to discuss the offer. Following a second letter from Simon on October 22, Robert Taubman wrote, "The company has no interest whatsoever in pursuing a sale transaction."

      21. Any buyout of the Company would require the approval of a two-thirds majority of Taubman's shareholders. Thus, the Taubman Family has veto power over any takeover bid, including the proposal by Simon.

                                     COUNT I

                            BREACH OF FIDUCIARY DUTY

      22. The Individual Defendants were and are under a duty: to act in the interests of the equity owners;

            a.    to maximize shareholder value;

            b. to undertake an appropriate evaluation of the Company's net worth as a merger/acquisition candidate; and

            c. to act in accordance with their fundamental duties of due care and loyalty.


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      23. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Taubman.

      24. By reason of the foregoing acts, practices and course of conduct, including their outright refusal to enter into any negotiations or discussions with Simon, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other Taubman public stockholders.

      25. The Individual Defendants have refused to enter into any negotiations with Simon in an attempt to entrench themselves in their positions with the Company and to protect their substantial salaries and prestigious positions. The Individual Defendants' placement of their own interests ahead of the interests of Taubman's shareholders is in direct violation of their fiduciary duties.

      26. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class will be prevented from obtaining appropriate consideration for their shares of Taubman's common stock.

      27. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and prevent the Class from receiving its fair share of Taubman's valuable assets and businesses.

      28. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:


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      1. Declaring that this action is properly maintainable as a class action;

      2. Directing the Individual Defendants to exercise their duty of care by giving due consideration to any proposed business combination that would maximize the Company's shareholder value;

      3. Directing the Individual Defendants to adequately ensure that no conflicts of interest exist between the Individual Defendants and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Taubman's public stockholders;

      4. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees;


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      5. Granting such other and further relief as this Court may deem just and proper.

                                   JURY DEMAND

      Plaintiff demands a trial by jury.

DATED:      November 19, 2002

                                       MILLER SHEA, P.C.

                                    By:             /s/ E. Powell Miller
                                                   ---------------------------
                                       E. Powell Miller, Esq.
                                       Marc L. Newman, Esq.
                                       1301 West Long Lake Road
                                       Suite 135
                                       Troy, Michigan 48098
                                       Telephone: (248) 267-8200


OF COUNSEL:

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Patricia C. Weiser
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706


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